Exhibit 99.1

Foresight Increases Stake in RailVision Following Successful Technological and Commercial Developments

Ness Ziona, Israel – November 5, 2018 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, announced today that it has increased its stake in RailVision Ltd. by exercising warrants into 2,704 of RailVision’s ordinary shares for an aggregate of $0.6 million. The exercise follows RailVision’s successful participation at the InnoTrans International Trade Fair for Transport Technology last September in Berlin, where RailVision demonstrated substantial technological and commercial progress. Following the exercise, Foresight holds 36.33% of the issued and outstanding share capital of RailVision and 33.78% on a fully diluted basis.

At the InnoTrans fair, RailVision presented its add-on big data module concept, enabling customized real-time and offline analysis of rail infrastructure and the surrounding ecosystems. The module concept is designed to carry out digital mapping of relevant areas, enabling infrastructure verification and behavioral and environmental trend analysis. In addition, it generates comprehensive, easy-to-view reports, supporting condition monitoring and predictive maintenance of infrastructure.

RailVision is a leading provider of cutting-edge cognitive vision sensor technology and safety systems for the railway industry. RailVision offers a solutions suite for mainline and shunting yard, equipped with deep learning technologies and designed to extend the locomotive driver´s visual range by up to two kilometers at all times of day and in all weather conditions. RailVision aims to improve the safety of trains operating at all speeds.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential of RailVision’s products. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in the rail industry; general market, political and economic conditions in the countries in which RailVision operates; RailVision’s projected capital expenditures and liquidity; changes in RailVision’s strategy; and any litigation concerning RailVision.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654